UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – announces the Relevant Fact – Stock Option Plan

Autonomous City of Buenos Aires, May 9, 2025

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

A3 Mercados S.A.

Present

RE: Relevant information – Relevant Fact – Stock Option Plan

Buenos Aires, May 9, 2025 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a domestic universal financial services group in Argentina with a nationwide presence, announced today that in accordance with the powers delegated by the Ordinary and Extraordinary General Shareholders' Meeting held on April 19, 2024, the Company's Board of Directors resolved at its meeting held on May 7, 2025, to approve a Stock Option Plan.

The plan is intended for certain key employees and officers of the Company and its subsidiaries, in accordance with the provisions of Article 67 of the Capital Markets Law No. 26,831. Its purpose is to align the performance of these employees with the Company's strategic goals, strengthen talent retention, and promote the creation of long-term, sustainable value for its shareholders.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 9, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer